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                                                                 Exhibit (c)(6)


                       EQUANT INTEGRATION SERVICES, INC.
                                45 ORVILLE DRIVE
                               BOHEMIA, NY 11716

May 27, 1999

TechForce Corporation
5741 Rio Vista Drive
Clearwater, FL 33760

Attention: John A. Koehler, President and Chief Executive Officer

Ladies and Gentlemen:

     In consideration of, and as a prerequisite to, the willingness of Equant Integration Services, Inc. (together with its affiliates, "Equant") to engage in further discussions with TechForce Corporation ("TechForce") regarding a possible transaction (the "Transaction") and to commit additional resources to a due diligence investigation of TechForce and its affairs, Equant and TechForce hereby agree as follows:

     1. TechForce agrees that for a period commencing on May 19, 1999 and ending on the earlier of June 9, 1999 or the date, if any, on which Equant terminates discussions regarding the Transaction (the "Exclusive Period"), TechForce will not, and will not permit its officers, directors, employees, agents, representatives or advisors ("Representatives") to, and will use its best efforts to ensure that its principal shareholders do not, directly or indirectly:

          (a) initiate, solicit, encourage or engage in any discussions with any person or entity other than Equant or its Representatives in respect of any inquiry, proposal or offer that relates to, or could reasonably be expected to lead to, any proposal or offer that relates to, any merger, consolidation, business combination, sale of substantial assets, sale of shares of capital stock (including, without limitation, by way of a tender offer), reorganization, joint venture or similar transaction involving TechForce or any of its subsidiaries (any of the foregoing, an "Acquisition Proposal");

          (b) provide any confidential information in respect of TechForce or its affairs to any person or entity other than Equant or its Representatives (i) in connection with any Acquisition Proposal or (ii) under circumstances which could reasonably be expected to lead to or result in an Acquisition Proposal; or

          (c) take any action to facilitate or enter into any agreement or understanding in respect of any Acquisition Proposal with any person or entity other than Equant (the restrictions in this Section 1 collectively, the "Exclusive Period Restrictions").

     2. Notwithstanding the foregoing, nothing contained herein shall prohibit TechForce or its Representatives at any time from taking any of the actions described in paragraphs 1(a), (b)

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TechForce Corporation
May 27, 1999
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and (c) above, in response to an unsolicited bona fide written Acquisition
Proposal, if, and only to the extent that, (A) the Board of Directors of TechForce determines in good faith that such action(s) is required for the discharge of their fiduciary duties to the stockholders of TechForce under applicable law; (B) prior to furnishing such information to any person, TechForce receives from such person an executed confidentiality agreement; and
(C) prior to furnishing such information to, or entering into discussions with, such person, TechForce provides written notice to Equant of such discussions; provided that, in no event, shall TechForce initiate or solicit any Acquisition Proposal during the Exclusive Period.

     3. During the Exclusive Period, TechForce shall promptly advise Equant of any Acquisition Proposal and the terms and conditions thereof.

     4. During the Exclusive Period, TechForce will provide Equant and its Representatives access at reasonable times to all books, records and documents related to TechForce and its affairs and an opportunity to discuss such books, records and documents with appropriate Representatives of TechForce.

     5. Without prejudice to the rights and remedies otherwise available to each of the parties hereto, each such party shall be entitled to equitable relief by way of specific performance, injunction or otherwise if the other party or any of its Representatives breaches or threatens to breach any of the provisions of this letter agreement. The prevailing party in any litigation instituted under this paragraph, shall be entitled to receive reasonable attorneys' fees and expenses upon an adjudication by a court of competent jurisdiction that this agreement has been breached or there has been an anticipatory breach.

     6. It is understood and acknowledged by Equant and TechForce that neither Equant nor TechForce is under any obligation to enter into any transaction and either TechForce or Equant may terminate discussions concerning any possible transaction at any time and for any reason or no reason and the party terminating such discussions shall have no liability to the other party, except for breaches of obligations expressly provided herein or in the Confidentiality Agreement between Equant and TechForce dated June 18, 1998, as amended on May 18, 1999 (the "Confidentiality Agreement").

     7. Equant and TechForce agree to keep confidential and not disclose publicly, and agree to use their best efforts to cause their respective Representatives to keep confidential and not disclose publicly, (i) the terms of any proposed Transaction involving Equant and TechForce and (ii) the fact that any such Transaction is being considered or discussed, except as required by law, court order or the rules of any stock exchange.

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TechForce Corporation
May 27, 1999
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8. This letter agreement and the Confidentiality Agreement contain the entire agreement between Equant and TechForce concerning, and supersede all prior understandings and communications between them concerning, the subject matter hereof and thereof and any transaction referred to herein or therein. No amendment may be made to the terms of this letter agreement except by an agreement in writing signed by both parties hereto. This letter agreement shall be governed by and construed in accordance with the laws of the State of New York.

9. This letter agreement will terminate upon the earlier to occur of (a) the expiration of the Exclusive Period, or (b) the execution of a definitive agreement by TechForce and Equant to effect the Transaction.

     If you are in agreement with the terms of this letter, please sign in the space provided below and return by facsimile to Equant with an original signed copy to be delivered by courier promptly thereafter. This letter agreement shall be of no force or effect if it is not so signed and returned by facsimile to Equant prior to 5:00 p.m. on May 28, 1999.


Very truly yours,

EQUANT INTEGRATION SERVICES, INC.

By: /s/ R. Blaustein
    -----------------------------

Name: R. BLAUSTEIN
      ---------------------------

Title:
       --------------------------

Accepted and agreed May 27, 1999

TECHFORCE CORPORATION

By: /s/ John A. Koehler
   ------------------------------
   John A. Koehler, President
   and Chief Executive Officer